UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

UNIT CORPORATION
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

909218109
(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY 10019
(212) 720-0300

Copies to:

Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 909218109	SCHEDULE 13D	Page 2 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,910,957
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,910,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,910,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 909218109	SCHEDULE 13D	Page 3 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 592,404
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 592,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 592,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 4 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,136
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 5 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 6 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,158,741
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,158,741
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 909218109	SCHEDULE 13D	Page 7 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,044,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,044,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 909218109	SCHEDULE 13D	Page 8 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 909218109	SCHEDULE 13D	Page 9 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,940
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 909218109	SCHEDULE 13D	Page 10 of 16

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,044,477
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,044,477
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,044,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 909218109	SCHEDULE 13D	Page 11 of 16

Item 1.    Security and Issuer.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.20 per share (“Common Stock”), of Unit Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7130 South Lewis, Suite 1000, Tulsa, Oklahoma.

Item 2.    Identity and Background.

(a)-(c) and (f).  This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVCII”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”, NMV Offshore HoldCo, together with NMV, NMVLO, NMVC, NMVCII, the “Purchasers”), and Steven B. Klinsky (collectively, the “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Vantage GP is the general partner of NMV, NMVLO, NMVC and NMVCII, and is principally engaged in the business of serving as NMV’s, NMVLO’s, NMVC’s and NMVCII’s general partner.  NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore.  NMV Advisers serves as the investment adviser and manager of each of NMV, NMVLO, NMVC, NMVCII and NMV Offshore and certain other managed accounts and is principally engaged in the business of managing NMV, NMVLO, NMVC, NMVCII and NMV Offshore and such other accounts.

Each of NMV, NMVLO, NMVC, NMVCII and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

Steven B. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers.  Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and managing member of New Mountain Capital, LLC, a Delaware limited liability company which is principally engaged in managing private equity funds.  Mr. Klinsky is a citizen of the United States of America.

The principal business address of each of the Reporting Persons (other than NMV Offshore and NMV Offshore HoldCo) is 787 Seventh Avenue, 49th Floor, New York, NY 10019.  The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached to this Statement as Exhibit 99.1.

CUSIP No. 909218109	SCHEDULE 13D	Page 12 of 16

(d) – (e).  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,566,696 shares of Common Stock initially reported as beneficially owned by the Purchasers is $118,052,382, including brokerage commissions.  The shares of Common Stock owned by Purchasers were acquired with working capital.

Item 4.    Purpose of Transaction.

This Amendment is being filed to report the fact that as of December 22, 2015, the Reporting Persons’ ownership of Common Stock was reduced by over 1% from its most recent filing. The Reporting Persons now own less than 5% of the outstanding Common Stock.

CUSIP No. 909218109	SCHEDULE 13D	Page 13 of 16

Item 5.    Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 50,414,408 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported as of October 23, 2015, in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 3, 2015.

As of the close of business on December 22, 2015, Mr. Klinsky and NMV Advisers may be deemed to beneficially own an aggregate of 2,044,477 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVLO, NMVC, NMVCII, NMV Offshore and certain other managed accounts representing, in the aggregate, approximately 4.1% of the issued and outstanding shares of Common Stock.  Mr. Klinsky and NMV Advisers disclaim beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVLO, NMVC, NMVCII, NMV Offshore and such other managed accounts to the extent that partnership interests in NMV, NMVLO, NMVC, NMVCII, NMV Offshore and such other managed accounts are held by persons other than Mr. Klinsky.

As of the close of business on December 22, 2015, Vantage GP may be deemed to beneficially own an aggregate of 1,910,957 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVLO, NMVC and NMVCII representing, in the aggregate, approximately 3.8% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVLO, NMVC and NMVCII to the extent that partnership interests in NMV, NMVLO, NMVC, and NMVCII are held by persons other than Vantage GP.

As of the close of business on December 22, 2015, NMV Offshore may be deemed to beneficially own an aggregate of 84,940 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.2% of the issued and outstanding shares of Common Stock.

As of the close of business on December 22, 2015, (i) NMV may be deemed to beneficially own an aggregate of 592,404 shares of Common Stock, representing approximately 1.2% of the issued and outstanding shares of Common Stock, (ii) NMVLO may be deemed to beneficially own an aggregate of 75,136 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock, (iii) NMVC may be deemed to beneficially own an aggregate of 84,676 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock, (iv) NMVCII may be deemed to beneficially own an aggregate of 1,158,741 shares of Common Stock, representing approximately 2.3% of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 84,940 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.

CUSIP No. 909218109	SCHEDULE 13D	Page 14 of 16

(c) Schedule A annexed hereto lists all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e) This Amendment is being filed to report the fact that as of December 22, 2015, the Reporting Persons’ ownership of Common Stock was reduced by over 1% from its most recent filing. The Reporting Persons now own less than 5% of the outstanding Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement.

CUSIP No. 909218109	SCHEDULE 13D	Page 15 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 24, 2015

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

CUSIP No. 909218109	SCHEDULE 13D	Page 16 of 16

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

NEW MOUNTAIN VANTAGE HOLDCO LTD.

By:	/s/ Douglas A. Chiciak
Name: Douglas A. Chiciak Title: Authorized Signatory

SCHEDULE A

TRANSACTIONS IN THE PAST SIXTY DAYS

NMV

NMV has not effected any transactions in shares of Common Stock in the past 60 days.

NMVLO

Date	Shares of Common Stock Purchased or Sold	Approximate Price per Share (inclusive of commissions)
11/11/2015	-	-
11/24/2015	-	-
12/2/2015	(13,594.00)	17.27
12/4/2015	(19,811.00)	14.81
12/10/2015	-	-
12/14/2015	(5,000.00)	12.02
12/15/2015	-	-
12/16/2015	(19,586.00)	11.85
12/17/2015	-	-
12/18/2015	-	-
12/21/2015	-	-
12/22/2015	-	-

NMVC

Date	Shares of Common Stock Purchased or Sold	Approximate Price per Share (inclusive of commissions)
11/11/2015	-	-
11/24/2015	-	-
12/2/2015	-	-
12/4/2015	-	-
12/10/2015	(25,060.00)	13.52
12/14/2015	(56,600.00)	11.97
12/15/2015	(37,724.00)	12.43
12/16/2015	(11,576.00)	11.91
12/17/2015	(61,148.00)	11.21
12/18/2015	(48,852.00)	11.19
12/21/2015	(56,409.00)	10.81
12/22/2015	(48,915.00)	11.31

NMVCII

NMVCII has not effected any transactions in shares of Common Stock in the past 60 days.

NMV Offshore HoldCo

NMV Offshore HoldCo has not effected any transactions in shares of Common Stock in the past 60 days.